Filed by SmartFinancial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Entegra Financial Corp.
(Commission File No. 001-35302)

SmartFinancial, Inc.

Entegra FINANCIAL

Roadshow Investor Presentation

February 2019

Compliance Disclosures

Important Information for Shareholders and Investors

This presentation does not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval of the shareholders of SmartFinancial, Inc. ("SmartFinancial" or "SMBK") or Entegra Financial Corp. ("Entegra" or "ENFC"), nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SmartFinancial will file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC"), which will contain the joint proxy statement of SmartFinancial and Entegra and a prospectus of SmartFinancial. Shareholders of Entegra and SmartFinancial are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the proposed transaction, Entegra, and SmartFinancial. After the registration statement is filed with the SEC, the joint proxy statement/prospectus and other relevant documents will be mailed to Entegra and SmartFinancial shareholders and will be available for free on the SEC's website (www.sec.gov). The joint proxy statement/prospectus will also be made available for free by contacting Ron Gorczynski, SmartFinancial's Chief Administrative Officer, at (865) 437-5724 or David Bright, the Chief Financial Officer of Entegra, at (828) 524-7000. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the "Securities Act").

Participants in the Solicitation

SmartFinancial, Entegra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Entegra and SmartFinancial shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of SmartFinancial may be found in the definitive proxy statement for SmartFinancial's 2018 annual meeting of shareholders, filed with the SEC by SmartFinancial on April 2, 2018, and other documents subsequently filed by SmartFinancial with the SEC. Information about the directors and executive officers of Entegra may be found in the definitive proxy statement for Entegra's 2018 annual meeting of shareholders, filed by Entegra with the SEC on April 2, 2018. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described in the paragraph above.

Legal Disclaimer

Forward-Looking Statements

Certain of the statements made in this investor presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” and “estimate,” and similar expressions, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the benefits to SmartFinancial and Entegra of the proposed merger, SmartFinancial’s and Entegra’s future financial and operating results and their respective plans, objectives, and intentions. All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of SmartFinancial and Entegra to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, and other factors include, among others, (1) the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized, (2) the risk that the cost savings and any revenue synergies from recently completed mergers may not be realized or may take longer than anticipated to realize, (3) disruption from the proposed merger, or recently completed mergers, with customer, supplier, or employee relationships, (4) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (5) the failure to obtain necessary shareholder or regulatory approvals for the merger, (6) the possibility that the amount of the costs, fees, expenses, and charges related to the merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the merger to be satisfied, (8) the risk of successful integration of the two companies’ businesses, including the risk that the integration of Entegra’s operations with those of SmartFinancial will be materially delayed or will be more costly or difficult than expected, (9) the risk of expansion into new geographic or product markets, (10) reputational risk and the reaction of the parties’ customers to the merger, (11) the risk of potential litigation or regulatory action related to the merger, (12) the dilution caused by SmartFinancial’s issuance of additional shares of its common stock in the merger, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in SmartFinancial’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, or Entegra’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. SmartFinancial and Entegra disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

Statements included in this presentation include non-GAAP financial measures and should be read along with the accompanying tables, which provide a reconciliation of non-GAAP financial measures to GAAP financial measures. The non-GAAP financial measures used in this presentation include: (i) tangible common equity, (ii) tangible book value per share, (iii) core net interest margin, (iv) operating efficiency ratio, (v) operating return on average assets, (vi) operating earnings per share, and (vii) operating return on tangible common equity. Tangible common equity excludes total preferred stock, preferred stock paid in capital, goodwill, and other intangible assets, and tangible book value per share reflects the per share value of tangible common equity. Core net interest margin adjusts net interest margin to exclude the impact of purchase accounting. The operating efficiency ratio excludes securities gains and losses and merger related expenses from the efficiency ratio. Net operating income excludes securities gains and losses and merger related expenses, and the effect of the December, 2017 tax law change on deferred tax assets, and the income tax effect of adjustments, and operating return on average assets is net operating income divided by GAAP total average assets. Operating earnings per share is net operating income divided by GAAP total average assets. Operating return on tangible common equity is net operating income divided by tangible common equity. Management believes that non-GAAP financial measures provide additional useful information that allows readers to evaluate the ongoing performance of the company and provide meaningful comparisons to its peers. Non-GAAP financial measures should not be considered as an alternative to any measure of performance or financial condition as promulgated under GAAP, and investors should consider SmartFinancial's performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of the company. Non-GAAP financial measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the results or financial condition as reported under GAAP.

Enhancing Value for Both Shareholder Bases

SmartFinancial, Inc.

- $2.3 billion asset bank holding company
  - Headquartered in Knoxville, TN
  - Founded in 2007
  - NASDAQ traded under ticker "SMBK"
- Double digit annual organic growth complemented by track record of strategic partnerships
  - 6 multi-state strategic partnerships since 2012
  - Experience integrating MOE partnership via the Cornerstone Bancshares, Inc. merger completed in 2015
- Consistent earnings growth and momentum
  - 48% Annual Operating EPS growth in 2018[2]
  - Delivering ~1.1% Operating Return on Average Assets[2] to shareholders in the most recent quarter

Combined Franchise

- ✓ ~$4 billion asset banking footprint across six states in desirable Southeast markets
- ✓ +20% EPS accretion for both SMBK & ENFC[1]
- ✓ Return on Average Assets ~1.2%[1]
- ✓ Return on Average Common Equity >10%[1]
- ✓ Disciplined use of capital with sub-2.5 year tangible book value earn-back period
- ✓ Increased scale and scarcity value, creating one of the top 20 largest banks by total assets in combined states of operation
- ✓ Furthers strategic positioning and solidifies company as a future partner of choice
- ✓ Improved stock liquidity with significant upside to current respective standalone trading prices
- ✓ Retention of strong capital position

Entegra FINANCIAL

- $1.6 billion asset bank holding company
  - Headquartered in Franklin, NC
  - Founded in 1922
  - NASDAQ traded under ticker "ENFC"
- Complementary mix of stable legacy and high-growth MSAs
  - Dominant market share in Cullowhee and Brevard, NC MSAs
  - Growth opportunities in Atlanta, GA, Greenville, SC and Asheville, NC MSAs
- Seasoned mortgage and SBA lending contributes to diversified fee income
- Strong asset quality and profitability improvement
  - 34% Annual Operating EPS growth in 2018[2]
  - ~1.0% Operating Return on Average Assets in the most recent quarter[2]
  - NPAs Excluding TDRs[3] < 1.0% of Total Assets since Q3 2016

Note: Financial data as of or for the period ended December 31, 2018, unless otherwise noted; combined states of operation refers to Alabama, Florida, Georgia, North Carolina, South Carolina and Tennessee

(1) Assumes first full year of operations (2020)

(2) Operating EPS and Operating Return on Average Assets are Non-GAAP measures; refer to the Appendix for GAAP to Non-GAAP reconciliation

(3) Nonperforming assets excluding restructured loans defined as total nonaccrual loans, real estate owned and repossessed assets

Sources: S&P Global Market Intelligence, FDIC

Combined Franchise Builds Significant Scarcity Value

- Increases depth of executive leadership team and Board of Directors highly capable of running a pro forma ~$4 billion asset, NASDAQ-traded financial institution
- Advances combined entity into the **top 20 largest publicly traded banks** headquartered in its combined states of operation[1]



Nashville
Murfreesboro
Knoxville
North Carolina
Asheville
Tennessee
Chattanooga
Greenville
Huntsville
South Carolina
Gainesville
Alabama
Atlanta
Birmingham
Tuscaloosa
Georgia
Montgomery
Mobile
Pensacola
Tallahassee
Panama City
Florida
SmartFinancial, Inc.
Entegra Financial Corp.

Rank	Institution Name	MRQ Assets ($mm)
1	Bank of America Corporation	2,354,507
2	BB&T Corporation	225,697
3	SunTrust Banks, Inc.	215,543
4	Regions Financial Corporation	125,688
5	Synovus Financial Corp.[2]	45,103
6	First Horizon National Corporation	40,833
7	First Citizens BancShares, Inc.[2]	36,628
8	BankUnited, Inc.	32,164
9	Pinnacle Financial Partners, Inc.	25,031
10	CenterState Bank Corporation[2]	16,548
11	Ameris Bancorp[2]	16,177
12	South State Corporation	14,676
13	United Community Banks, Inc.	12,573
14	Mercantil Bank Holding Corporation	8,124
15	ServisFirst Bancshares, Inc.	8,007
16	Seacoast Banking Corporation of Florida	6,748
17	First Bancorp	5,864
18	FB Financial Corporation[2]	5,528
19	Franklin Financial Network, Inc.	4,246
20	**SmartFinancial, Inc. / Entegra Financial Corp.**	**3,911**
21	Carolina Financial Corporation	3,791
22	Live Oak Bancshares, Inc.	3,670
23	HomeTrust Bancshares, Inc.	3,413
24	Capital City Bank Group, Inc.	2,959
25	Southern BancShares (N.C.), Inc.	2,675
26	Wilson Bank Holding Co.	2,544
27	Atlantic Capital Bancshares, Inc.	2,491
28	**SmartFinancial, Inc.**	**2,274**
33	**Entegra Financial Corp.**	**1,636**

(1) Defined as Alabama, Florida, Georgia, North Carolina, South Carolina and Tennessee
(2) Most recent quarter (MRQ) pro forma for acquisitions (whole-bank and branch) and branch divestitures that are pending or were completed after MRQ; does not reflect merger-related adjustments
Source: S&P Global Market Intelligence

Pro Forma Deposit Footprint and Market Share



Nashville
Murfreesboro
Tennessee
Chattanooga
Knoxville
North Carolina
Asheville
Huntsville
Greenville
South Carolina
Gainesville
Alabama
Atlanta
Birmingham
Tuscaloosa
Montgomery
Georgia
Mobile
Pensacola
Panama City
Tallahassee
Florida
Pro Forma County Market Share
#1 to #5
#6 to #15
Greater than #15

Pro Forma Counties of Operation[1]

Rank	Institution	Market Share (%)	Deposits in Market ($mm)	Number of Branches
1	Regions Financial Corp. (AL)	10.27	9,207	131
2	SunTrust Banks Inc. (GA)	8.44	7,560	79
3	Wells Fargo & Co. (CA)	7.55	6,762	73
4	First Horizon National Corp. (TN)	7.06	6,325	60
5	BB&T Corp. (NC)	6.15	5,508	76
6	Bank of America Corp. (NC)	5.92	5,308	46
7	Pinnacle Financial Partners Inc. (TN)	3.74	3,349	23
8	**SMBK / ENFC**	**3.50**	**3,134**	**47**
9	Hancock Whitney Corp. (MS)	3.08	2,756	15
10	Synovus Financial Corp. (GA)	2.93	2,625	33
	Total for Institutions in Markets		**89,607**	**1,291**

Pro Forma Deposits by State[1]



Alabama 15%
Florida 3%
North Carolina 27%
Georgia 10%
South Carolina 3%
Tennessee 42%

(1) Deposits as of June 30, 2018 FDIC deposit survey, adjusted for announced acquisitions
Sources: S&P Global Market Intelligence, FDIC

Combined Presence Across Several Key Growth Markets

- Establishes a presence in an attractive region covering Alabama, Florida, Georgia, North Carolina, South Carolina and Tennessee connecting 10 key identified markets across these six states
  - SMBK/ENFC will be able to leverage its size and market reach to promote the recruitment of talented sales team members with the experience and market knowledge needed in order to continue to gather core deposits

→ **~$55 billion in potential deposit opportunities in these attractive growth markets**

→ **In the last year, the total deposits in these key markets grew ~7%**


Nashville
Murfreesboro
Knoxville
Asheville
Raleigh
Chattanooga
Huntsville
Greenville
Spartanburg
Gainesville
Columbia
Atlanta
Montgomery
Baldwin County
Pensacola


Total Market Deposits
$2.8 bn Gainesville, GA
$3.7 bn Murfreesboro, TN
$3.8 bn Asheville, NC
$3.9 bn Spartanburg, SC
$4.2 bn Baldwin County, AL
$5.6 bn Pensacola, FL
$5.9 bn Huntsville, AL
$6.0 bn Chattanooga, TN
$8.4 bn Greenville, SC
$11.0 bn Knoxville, TN

Note: Deposit data as of June 30, 2018
Source: S&P Global Market Intelligence, FDIC

SmartFinancial, Inc. Entegra FINANCIAL

Key Markets to Successfully Execute Growth Strategy

Greenville, SC



Berea
Sans Souci
City View
Parker
Greenville
Judson
Gantt
BMW
HUBBELL
MICHELIN
Forest

Current Population
69,570

Projected Population Change
+1.16%

Median HHI
$54,790

Total Deposits
$8,361mm

Huntsville, AL



Huntsville
BOEING
NASA
SCI

Current Population
198,318

Projected Population Change
+0.63%

Median HHI
$55,740

Total Deposits
$5,856mm

Asheville, NC



GE Aviation
ingles
HCA
Asheville
West Asheville
Biltmore
Oakley
Beverly

Current Population
93,220

Projected Population Change
+1.13%

Median HHI
$52,289

Total Deposits
$3,765mm

Murfreesboro, TN



NISSAN
MIDDLE TENNESSEE STATE UNIVERSITY
NHC
Murfreesboro
Mankinville
Barfield
Dilton

Current Population
142,056

Projected Population Change
+1.59%

Median HHI
$62,520

Total Deposits
$3,665mm

Note: Deposit data as of June 30, 2018; projected populated change reflects projected 5-year CAGR
Source: S&P Global Market Intelligence, FDIC, Claritas

SmartFinancial, Inc. Entegra FINANCIAL

Sum of the Two Parts is Greater than Stand-Alone

Pro Forma Entity Projected to Achieve Improved Operating Results Across All Metrics

		SMBK Stand-Alone	ENFC Stand-Alone	Estimated Pro Forma[1]	Impact to Stand-Alone: SMBK	Impact to Stand-Alone: ENFC
Larger Institution with Attractive Funding and Liquidity	Assets ($mm)	$2,274	$1,636	$3,911	↑	↑
	Loans HFI ($mm)	$1,777	$1,076	$2,853	↑	↑
	Total Deposits ($mm)	$1,922	$1,221	$3,143	↑	↑
	Loans / Deposits	92%	88%	91%	↓	↑
Solid Capital Base	TCE / TA[2]	9.3%	8.4%	8.9%	↓	↑
Greater Returns and Expanded Earnings	ROAA	0.9%	0.9%	1.2%	↑	↑
	ROACE	7.4%	9.0%	10.7%	↑	↑
	ROATE[2]	10.0%	9.6%	14.1%	↑	↑
	NIM	4.3%	3.3%	3.8%	↓	↑
Top Tier Efficiency	Efficiency Ratio	70.8%	67.0%	54.6%	↓	↓

Note: ENFC and SMBK stand-alone data for the year ended December 31, 2018

(1) Pro forma balance sheet totals estimated as of transaction closing, assuming a June 30, 2019 closing; profitability metrics reflect estimated values for the first full year of combined operations (2020)

(2) TCE/TA and ROATE are Non-GAAP measures; refer to the Appendix for GAAP to Non-GAAP reconciliation

Source: S&P Global Market Intelligence, Company documents

Extensive Due Diligence Completed

Extensive due diligence was performed by both SMBK and ENFC

- Comprehensive, reciprocal reviews of culture, processes, core systems and business plans
- Experienced management teams with proven transaction integration expertise
- In-depth credit due diligence, utilizing experienced in-house and third-party specialists
  - → Like-minded conservative underwriting methodology
  - → ENFC has an extremely granular portfolio, averaging $135.7K per credit
  - → Reviewed 54% of **entire** portfolio and 68% of watch-list loans:
    - 24% of 1-4 family credits
    - 68% of commercial real estate
    - 56% of acquisition, development and construction
- Credit review resulted in a total credit mark of - $37.0 million
  - → 45% of the total mark (~$16.7 million) assumed to accrete back straight-line over 4 years
  - → - $2.4 million mark on adjusted nonperforming loans
  - → - $34.6 million (~3%) mark on performing loans

Source: Company Documents

SmartFinancial, Inc. Entegra FINANCIAL

Executing on the Estimated Earnings Accretion

	Aggregate ($mm)	Per Share	
2020 Median Consensus Estimated Earnings[1]			
SMBK	$27	$1.90	
ENFC	$17	$2.36	
Pro Forma Before Adjustments	**$44**		
Pre-Tax Adjustments			
Cost Savings	$10		*25% of ENFC Annual Noninterest Expense*
Cost of Financing	NM		*2% Opportunity Cost of Cash*
Accretable Yield on Loans	$4		*45% of Credit Mark Accreted Back Straight-Line Over 4 Years*
Other Purchase Accounting Adjustments	$2		*$0.7mm in Interest Rate Marks on Liabilities*
Reversal of ENFC Stand-Alone Intang. Amort. Expense	$1		
New CDI Amortization Expense	($2)		*2% of Non-Time Deposits Amortized Straight-Line Over 10 Years*
Total Pre-Tax Adjustments	**$15**		
Pro Forma Earnings	**$52 - $55**	**$2.33 - $2.37**	

Accretion / (Dilution)	
SMBK (Per Share)	**$0.43 - $0.47**
SMBK (%)	***~20%***
ENFC (Per Share)[2]	**$0.47 - $0.52**
ENFC (%)[2]	***~20%***

Note: Assumes fixed exchange ratio of 1.2150x and 26% tax rate on pro forma adjustments; aggregate amounts reflect approximate values in millions of dollars

(1) Median consensus estimated earnings as sourced from S&P CapIQ prior to transaction announcement

(2) ENFC EPS accretion/(dilution) calculated as the increase/(decrease) of ENFC projected stand-alone EPS in comparison to the projected ENFC-equivalent pro forma EPS; for this calculation, projected ENFC-equivalent pro forma EPS is the pro forma EPS multiplied by the fixed exchange ratio of 1.2150x

Source: Company Documents, S&P Global Market Intelligence

SmartFinancial, Inc. Entegra FINANCIAL

Entrance into a New Set of Peers in the Southeast

				YTD Profitability				Valuation				
						Net		Price/				
			Total	Core	Core	Interest	Efficiency		LTM	2019E	2020E	Market
			Assets	ROAA	ROAE	Margin	Ratio	TBVPS	EPS	EPS	EPS	Value
Company	City, State	Ticker	($mm)	(%)	(%)	(%)	(%)	(%)	(x)	(x)	(x)	($mm)
Seacoast Banking Corporation of Florida	Stuart, FL	SBCF	6,748	1.3	10.7	3.9	56.3	223	19.9	14.1	12.9	1,408
First Bancorp	Southern Pines, NC	FBNC	5,864	1.7	13.3	4.1	55.4	214	12.2	12.1	11.7	1,093
FB Financial Corporation	Nashville, TN	FBK	5,137	1.7	13.4	4.7	64.8	194	13.0	11.7	10.6	1,016
City Holding Company	Cross Lanes, WV	CHCO	4,901	1.9	15.7	3.5	50.0	248	16.0	13.7	13.3	1,187
Franklin Financial Network, Inc.	Franklin, TN	FSB	4,246	1.0	12.1	2.7	56.7	131	13.6	11.5	10.8	463
Carolina Financial Corporation	Charleston, SC	CARO	3,791	1.8	12.5	4.0	51.7	179	15.3	11.9	11.4	771
HomeTrust Bancshares, Inc.	Asheville, NC	HTBI	3,413	1.0	8.1	3.5	65.1	131	17.5	16.1	14.6	500
		High	5,137	1.9	15.7	4.7	65.1	248	17.5	16.1	14.6	1,187
		Low	3,413	1.0	8.1	2.7	50.0	131	13.0	11.5	10.6	463
		Mean	**4,298**	**1.5**	**12.4**	**3.7**	**57.7**	**177**	**15.1**	**13.0**	**12.1**	**787**
		Median	**4,246**	**1.7**	**12.5**	**3.5**	**56.7**	**179**	**15.3**	**11.9**	**11.4**	**771**
SMBK / ENFC Pro Forma at Closing			**4,089**	**1.2**	**10.5**	**3.8[1]**	**54.7[1]**					

Current SMBK Stock Price:	**$19.30**
Projected Pro Forma TBV at Close:	$14.50 - $15.50
+ Projected Annual EPS:	+ $2.30 - $2.50
Pro Forma TBV After 1 Year:	**$16.80 - $18.00**
+ Projected Annual EPS:	+ $2.30 - $2.50
Pro Forma TBV After 2 Years:	**$19.10 - $20.50**

↑ **$19.30**

Note: Peers include banks and thrifts headquartered in the Southeast that are publicly traded on the NASDAQ, NYSE or NYSEAM with total assets between $3.3 billion and $6.8 billion; excludes targets of announced mergers and Live Oak Bancshares, Inc.; EPS estimates represent median analyst estimates; market data as of January 31, 2019; financial data as of or for the period ending December 31, 2018, unless otherwise noted
(1) Full year profitability estimates for the first full year of operation (2020)
Source: S&P Global Market Intelligence, Company documents

Summary of Transaction Terms

Consideration	100% stock consideration; fixed exchange ratio 1.215 shares of SMBK common stock for each share of ENFC common stock
Announced Transaction Value	Based on SMBK's closing price of $18.40 as of January 14, 2019: Calculated deal price per share of $22.36; Aggregate transaction value of $158.2 million[1]
Board Representation	Pro forma Board of Directors to consist of 12 SMBK / 5 ENFC
Foundation Contribution	SMBK to make $1 million contribution to be allocated within 3-year period to qualifying charities serving legacy ENFC markets as directed by the Carolina Advisory Board (anticipate formation at close)
Key ENFC Management Retention	Roger Plemens, David Bright and Ryan Scaggs to join SMBK and SmartBank leadership
Pro Forma Ownership	SMBK: 62% / ENFC: 38%
Headquarters	Combined company will be headquartered in Knoxville, TN Significant portion of bank operations will be based in Franklin, NC
Brand	SmartFinancial, Inc. and SmartBank brands to be adopted
Timing and Required Approvals	Expected closing mid-year 2019 Shareholder approvals for both SMBK and ENFC Customary regulatory approvals
Contingent Value Right ("CVR")	ENFC shareholders may receive at closing, one CVR for each share of ENFC common stock, representing right to participate in after-tax net proceeds from pending resolution of ongoing dispute with unrelated third-party
Estimated Transaction Multiples[2]	Price/YTD 2018 EPS (Annualized): 11.6x Price/ TBVPS[3] : 119.4% Core Deposit Premium: 2.8% TBVPS[3] Impact: 7% initial dilution earned back in less than 2.5 years (crossover method)

(1) *Assumes 7,029,863 ENFC common shares outstanding (includes 6,917,703 ENFC common shares outstanding plus 112,160 unvested ENFC RSUs as of 12/31/2018); Inclusive of the value of 472,060 ENFC stock options with a weighted average strike price of $20.15 rolled at fixed exchange ratio of 1.215*

(2) *Based on Entegra Financial Corp.'s unaudited financial statements as of September 30, 2018*

(3) *Tangible book value per share is a Non-GAAP measure; refer to the Appendix for GAAP to Non-GAAP reconciliation*

Sources: Definitive Agreement, Company Documents

Reasonable Expected Cost Savings and Transaction Costs

Achievable Cost Savings

Expect $10 million of pre-tax cost savings
(25% of ENFC's annual projected noninterest expense)[1]



Marketing / Advertising 2%
Compensation, Benefits & Director Fees 51%
Transaction-Related 7%
Other 10%
Professional & Advisory Contracts 11%
IT Efficiencies 19%

Reasonable Transaction Expenses

~$15 million of
pre-tax transaction-related costs



Advisory Fees 24%
Other 17%
Severance & Retention 20%
Foundation Donation 7%
DP Contract Termination 12%
Employment Contracts & Change in Control 20%

(1) Assumes 50% of annual cost savings are realized in 2019 and 100% realized thereafter
Source: Company Documents

Pro Forma Loan and Deposit Composition

SMBK	ENFC	Combined


Other
7%
ADC
7%
C&I
16%
1-4
27%
Other CRE
22%
Owner
CRE
21%

Average Loan Yield: 5.81%[1]


C&I
3%
Other
6%
ADC
11%
Other CRE
20%
1-4
38%
Owner
CRE
22%

Average Loan Yield: 4.85%


Other
7%
ADC
9%
C&I
11%
1-4
31%
Other CRE
21%
Owner
CRE
21%

Average Loan Yield: 5.44%


Jumbo
CD
8%
Demand
17%
Retail CD
26%
Transaction
16%
MMDA &
Savings
33%

Average Cost of Deposits: 1.00%


Jumbo CD
10%
Demand
15%
Retail CD
24%
Transaction
17%
MMDA &
Savings
34%

Average Cost of Deposits: 0.83%


Jumbo
CD
8%
Demand
16%
Retail CD
26%
Transaction
17%
MMDA &
Savings
33%

Average Cost of Deposits: 0.94%

Note: Consolidated loan and deposit data for the quarter ended December 31, 2018
(1) Includes the effect of purchase accounting adjustments
Source: Company documents

Appendix

SmartFinancial, Inc. Entegra Financial

Our Combined Leadership Team

Miller Welborn
Chairman

12 SMBK Directors | ***5 ENFC Directors***

Billy Carroll, Jr.
President & CEO

Roger Plemens
President of the Carolinas

Greg Davis
Chief Lending Officer

David Bright
Chief Financial Officer

Rhett Jordan
Chief Credit Officer

Gary Petty
Chief Risk Officer

Bill Yoder
Chief Banking Officer

Ryan Scaggs
Chief Operations Officer

Ron Gorczynski
Chief Administrative Officer

Diane Short
Chief HR Officer

Key: Legacy SMBK | Legacy ENFC

SmartFinancial, Inc. Entegra FINANCIAL

Non-GAAP Reconciliations - SMBK

Dollars in thousands, except per share data

	4Q18	3Q18	2Q18	1Q18	2018	2017
Net income (GAAP)	$ 6,444	$ 4,324	$ 3,931	$ 3,415	$ 18,114	$ 5,015
Securities (gains) losses and other	(2)	-	1	-	(1)	(94)
Merger-related expenses	1,066	642	912	395	3,015	1,999
Revaluation of deferred tax asset due to change in tax law and tax benefit[1]	(1,600)	-	-	-	(1,600)	2,440
Net operating income (Non-GAAP)	$ 5,908	$ 4,966	$ 4,844	$ 3,810	$ 19,528	$ 9,361
Diluted earnings per share (GAAP)	$ 0.47	$ 0.34	$ 0.32	$ 0.30	$ 1.43	$ 0.55
Securities (gains) losses and other	(0.00)	-	-	-	(0.00)	(0.01)
Merger-related expenses	0.08	0.05	0.07	0.04	0.24	0.23
Revaluation of deferred tax asset due to change in tax law and tax benefit[1]	(0.12)	-	-	-	(0.13)	0.28
Operating diluted earnings per share (Non-GAAP)	$ 0.43	$ 0.39	$ 0.39	$ 0.34	$ 1.54	$ 1.04
Shareholders' equity (GAAP)	$ 283,011	$ 251,642	$ 247,487	$ 208,949	$ 283,011	$ 205,852
Preferred stock and preferred stock paid in capital	-	-	-	-	-	-
Goodwill and intangibles	(79,034)	(68,254)	(68,449)	(50,660)	(79,034)	(50,837)
Tangible common equity (Non-GAAP)	$ 203,977	$ 183,388	$ 179,038	$ 158,289	$ 203,977	$ 155,015
Common Shares Outstanding	13,933,504	12,750,272	12,704,581	11,233,806	13,933,504	11,152,561
Tangible book value per share (Non-GAAP)	$ 14.64	$ 14.38	$ 14.09	$ 14.09	$ 14.64	$ 13.90
Total assets (GAAP)	$ 2,274,409	$ 2,050,946	$ 2,062,232	$ 1,760,425	$ 2,274,409	$ 1,720,771
Goodwill and intangibles	(79,034)	(68,254)	(68,449)	(50,660)	(79,034)	(50,837)
Tangible assets (Non-GAAP)	$ 2,195,375	$ 1,982,692	$ 1,993,783	$ 1,709,765	$ 2,195,375	$ 1,669,934
Return on average assets (GAAP)	1.17%	0.85%	0.82%	0.80%	0.92%	0.42%
Securities (gains) losses and other	(0.00%)	-	0.00%	-	(0.00%)	(0.01%)
Merger-related expenses	0.19%	0.13%	0.19%	0.09%	0.15%	0.17%
Revaluation of deferred tax asset due to change in tax law and tax benefit[1]	(0.29%)	-	-	-	(0.08%)	0.21%
Operating return on average assets (non-GAAP)	1.07%	0.98%	1.01%	0.89%	0.99%	0.79%
Return on average equity (GAAP)	9.44%	6.86%	6.76%	6.25%	7.42%	3.44%
Effect of goodwill and intangibles	3.65%	2.58%	2.20%	1.86%	2.59%	0.35%
Return on average tangible equity (non-GAAP)	13.09%	9.44%	8.96%	8.10%	10.01%	3.79%
Securities (gains) losses and other	(0.00%)	-	0.00%	-	(0.00%)	(0.07%)
Merger-related expenses	2.17%	1.40%	2.08%	0.94%	1.67%	1.51%
Revaluation of deferred tax asset due to change in tax law and tax benefit[1]	(3.26%)	-	-	-	(0.88%)	1.84%
Operating return on average tangible equity (non-GAAP)	12.00%	10.84%	11.04%	9.04%	10.79%	7.07%

(1) "Tax benefit" refers to tax benefit from director options previously exercised

Source: Company documents

SmartFinancial, Inc. Entegra FINANCIAL

Non-GAAP Reconciliations - ENFC

Dollars in thousands, except per share data

	4Q18	3Q18	2Q18	1Q18	2018	2017
Net income (GAAP)	$ 3,723	$ 3,523	$ 3,087	$ 3,582	$ 13,915	$ 2,579
Securities (gains) losses and other	434	-	402	9	701	1,208
Merger-related expenses	-	76	215	-	446	2,006
Revaluation of deferred tax asset due to tax rate change	-	-	-	155	-	4,854
Net operating income (Non-GAAP)	$ 4,157	$ 3,599	$ 3,704	$ 3,746	$ 15,062	$ 10,647
Diluted earnings per share (GAAP)	$ 0.54	$ 0.50	$ 0.44	$ 0.51	$ 1.99	$ 0.39
Securities (gains) losses and other	0.06	-	0.06	-	0.10	0.18
Merger-related expenses	-	0.01	0.03	0.02	0.06	0.30
Revaluation of deferred tax asset due to tax rate change	-	-	-	-	-	0.73
Operating diluted earnings per share (Non-GAAP)	$ 0.60	$ 0.51	$ 0.53	$ 0.53	$ 2.15	$ 1.60
Shareholders' equity (GAAP)	$ 162,872	$ 156,730	$ 154,786	$ 151,876	$ 162,872	$ 151,313
Preferred stock and preferred stock paid in capital	-	-	-	-	-	-
Goodwill and intangibles	(27,480)	(27,653)	(27,826)	(27,999)	(27,480)	(28,172)
Tangible common equity (Non-GAAP)	$ 135,392	$ 129,077	$ 126,960	$ 123,877	$ 135,392	$ 123,141
Common Shares Outstanding	6,917,703	6,891,672	6,891,672	6,888,415	6,917,703	6,879,191
Tangible book value per share (Non-GAAP)	$ 19.57	$ 18.73	$ 18.42	$ 17.98	$ 19.57	$ 17.90
Total assets (GAAP)	$ 1,636,441	$ 1,669,566	$ 1,628,294	$ 1,625,444	$ 1,636,441	$ 1,581,449
Goodwill and intangibles	(27,480)	(27,653)	(27,826)	(27,999)	(27,480)	(28,172)
Tangible assets (Non-GAAP)	$ 1,608,961	$ 1,641,913	$ 1,600,468	$ 1,597,445	$ 1,608,961	$ 1,553,277
Return on average assets (GAAP)	0.91%	0.86%	0.76%	0.90%	0.86%	0.18%
Securities (gains) losses and other	0.10%	-	0.10%	-	0.04%	0.08%
Merger-related expenses	-	0.02%	0.06%	0.04%	0.03%	0.14%
Revaluation of deferred tax asset due to tax rate change	-	-	-	-	-	0.35%
Operating return on average assets (non-GAAP)	1.01%	0.88%	0.92%	0.94%	0.93%	0.75%
Return on average equity (GAAP)	9.40%	9.00%	8.04%	9.48%	8.98%	1.82%
Effect of goodwill and intangibles	2.21%	1.99%	2.15%	2.26%	0.59%	0.68%
Return on average tangible equity (non-GAAP)	11.61%	10.99%	10.19%	11.74%	9.57%	2.50%
Securities (gains) losses and other	1.10%	-	1.05%	0.03%	1.99%	0.85%
Merger-related expenses	-	0.19%	0.56%	0.41%	0.29%	1.41%
Revaluation of deferred tax asset due to tax rate change	-	-	-	-	-	3.42%
Operating return on average tangible equity (non-GAAP)	12.71%	11.18%	11.80%	12.18%	11.85%	8.18%

Source: Company documents

Investor Contacts

SmartFinancial, Inc.

Miller Welborn

Chairman

Miller.Welborn@SmartBank.com

Billy Carroll

President and CEO

Billy.Carroll@SmartBank.com

Phone: (865) 437-5700

Entegra FINANCIAL

Roger Plemens

President and CEO

RPlemens@EntegraBank.com

David Bright

Chief Financial Officer and Treasurer

DBright@EntegraBank.com

Phone: (828) 524-7000

SmartFinancial, Inc.

Entegra FINANCIAL